RULE 14F-1
            REPORT OF CHANGE IN MAJORITY OF DIRECTORS

         INFORMATION PURSUANT TO SELECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                      VENTURES-UNITED, INC.
                       342 EAST 900 SOUTH
                   SALT LAKE CITY, UTAH 84111

            REPORT OF CHANGE IN MAJORITY OF DIRECTORS
                        December 21, 2001

     This report is furnished by the Board of Directors of Ventures-United, Inc., a Utah corporation (the "Company"), to the holders of common stock of the Company to provide notice of a change in management. On December 12, 2001, D. Greg Steinicke resigned as a director of the Company and Gary R. Littler was appointed to serve as a director to fill the vacancy in the board. Gary R. Littler was also appointed the president in the place and stead of George R. Horton, M. Gary Crandall was appointed vice president, and Robert C. Taylor was appointed treasurer in the place and stead of Jared C. Southwick. In addition, the Board of Directors approved resolutions accepting the resignations of George R. Horton and Jared C. Southwick as directors and appointing M. Gary Crandall and Robert C. Taylor as directors effective January 2, 2002. As a result of the foregoing there has been a change of control in management of the Company.

     This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report. This report is mailed to shareholders on or about December 21, 2001.

           DIRECTORS, EXECUTIVE OFFICERS, AND NOMINEES

Directors and Officers

     The following table sets forth certain information for each officer and director appointee of the Company.

Name                Age  Positions                   Since

Gary R. Littler     60   President and Director      December 2001

M. Gary Crandall    69   Vice President and          Not applicable
                           Director Appointee

Robert C. Taylor    68   Secretary, Treasurer and    Not applicable
                           Director Appointee

     The following is information on the business experience of each officer and director appointee.

     Gary R. Littler has served for the past five years as Senior Vice-President of Capital Investment Group, Inc., a Nevada
corporation based in Santa Monica, California engaged in the business of providing corporate and financial consulting services.

     M. Gary Crandall has been semi-retired since 1996 and is employed part time as a sales person with Diamond Auto, a car dealership in Salt Lake City, Utah.

     Robert C. Taylor has served for the past five years as the President and Chief Executive Officer of HTS Leasing Company, a privately held equipment leasing company based in Salt Lake City, Utah.

Board and Committee Meetings

     In the fiscal year ended May 31, 2001, the board of directors of the Company did not meet, but acted through written consents of the board. There are no standing committees of the board of directors.

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                     EXECUTIVE COMPENSATION

     None of the Company's executive officers that served during the fiscal year ended December 31, 2000, or during the interim period ended September 30, 2001, received any form of compensation for services rendered in the fiscal years ended December 31, 2000, 1999 and 1998, or during the nine-month period ended September 30, 2001.

               COMPLIANCE WITH SECTION 16(a) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10 percent of the common stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership ("Form 3") and reports of changes in beneficial ownership of common stock and other equity securities of the Company ("Form 4"). Officers, directors, and greater than 10 percent shareholders of the Company are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all
Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with for the year ended December 30, 2000.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of December 12, 2001, the number and percentage of the 32,447,000 shares of outstanding common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently an officer and director appointee, (ii) all current officers and director appointees as a group, and (iii) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                      Common           Percent
Name and Address                      Shares          of Class

Gary R. Littler (1)                 20,000,000          72.87
506 Santa Monica Blvd., Ste. 327
Santa Monica, CA 90401

M. Gary Crandall (1)                   -0-               -0-
5912 South 1490 East
Salt Lake City, UT 84121

Robert C. Taylor (1)                   -0-               -0-
620 East 3945 South
Salt Lake City, UT 84107

All officers and director           20,000,000          72.87
   Appointees as a Group (3 persons)

(1)  Officer or Director of the Company.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Gary R. Littler advanced $2,631 to the Company during the nine months ended September 30, 2001, to cover Company expenses.
No interest is being accrued on the advances.

                              Ventures-United, Inc.
                              By Order of the Board of Directors

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